October 11, 2006

By U.S. mail and facsimile to (920) 748-4334

Bruce P. Rounds
Vice President, Chief Financial Officer
Alliance Laundry Systems LLC, Alliance Laundry Corporation and
Alliance Laundry Holdings LLC
P.O. Box 990
Ripon, WI 54971-0990

RE:	Alliance Laundry Systems LLC, Alliance Laundry Corporation
and
Alliance Laundry Holdings LLC
		Form 10-K for the fiscal year ended December 31, 2005
		Filed March 9, 2006

		Form 10-Q for the quarter ended June 30, 2006
		File Nos. 333-56857; 333-56857-01; 333-56857-02

Dear Mr. Rounds:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Selected Financial Data, page 31

1. We note that you have reconciled your non GAAP measure, EBITDA to net (loss) income. However, the reasons you have identified for presenting EBITDA appear to relate to liquidity issues. If management has presented EBITDA as a measure of liquidity, then confirm you will reconcile your non GAAP measure to your cash flows from operations in future filings. If you have presented EBITDA as a performance measure, tell us how you will revise your disclosures in future filings to clarify this fact as well as how you intend to comply with all the disclosure requirements set forth in Question 8 of the Staff`s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Confirm that you will also address this comment as it relates to your future Form 8-Ks and Form10-Qs.

 Critical Accounting Policies, page 34

2.  	Your critical accounting policies and estimates section is to focus on those estimates that are critical to your consolidated financial statements. The discussion is to include a discussion of the material assumptions you made in arriving at the critical estimate and to also advise an investor of the financial statement impact if actual results differ from the estimate made by management.
Please
ensure that all of your critical estimates identified include this type of discussion. For example, it appears that the critical estimate you are referring to under revenue recognition is the accruals for warranties and sales incentives, as well as the estimates related to your sale of notes receivable and accounts receivable. Your discussion does not convey to an investor what the material assumptions are to arrive at these estimates. Furthermore, your discussion does not address the impact to the consolidated financial statements if actual results differ from your estimates. Consider commenting on your historical experience between estimates made and actual results.

3. In future filings, discuss the impact of a plus or minus 1% change in the discount rate, expected rate of return on plan assets, and rate of compensation increase. In addition, we note that your expected return on plan assets is 9%. Expand your disclosures to help readers understand why you believe 9% is a reasonable expected rate of plan assets in light of your plan asset allocation of 69% equity securities and 30% debt securities.

Management`s Discussion and Analysis - Results of Operations, page
36

4.  	As indicated in Schedule II - Valuation and Qualifying
Accounts,
we note that you recognized $597,000 in income related to your reduction in your notes receivable reserve. Tell us supplementally and ensure futures filings disclose the reasons for this material change in management`s estimate.


Management`s Discussion and Analysis, page 46

5.  	We note that you have presented EBITDA and Adjusted EBITDA
because certain covenants in the Notes Indenture governing your
2005
Senior Subordinated Notes are tied to ratios based on these
measures.
However, notwithstanding the guidance in Question 10 of Staff`s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures that you may be required to disclose information about your debt covenants, we do not believe it is appropriate to simply provide
a component of a financial ratio, such as you have done by
providing
adjusted EBITDA but not providing the required ratio of total debt to
adjusted EBITDA or the interest coverage ratio.  If you continue to
believe that the Notes Indenture is a material agreement, that the covenants are material terms of the Notes Indenture and that information about the covenants is material to an investor`s understanding of the company`s financial condition and/or liquidity, you should disclose the actual financial ratios and test you are required to satisfy. In this regard, the presentation of Adjusted EBITDA reconciled to net income does not provide readers with an understanding of the impact that this non GAAP measure may have on your financial ratios and tests. Please eliminate the reconciliation of Adjusted EBITDA to net income in future filings and present the actual financial ratios and tests you deem to be material. Additionally you must provide all the disclosures required by Question 10 of the Staff`s Frequently Asked Questions Regarding the
Use of Non-GAAP Financial Measures.   Confirm that you will also
address this comment as it relates to your future Form 8-Ks and Form10-Qs.

Consolidated Statements of Cash Flows, page 62

6.  	Tell us supplementally and revise to clarify in future
filings
what the $117,000 contribution from member and $154,658
distribution
to prior unitholders represents.  We assume that the $117,000 may be
the $108,396 proceeds from equity investors and the $8,604
reinvestment of equity you discuss in Note 7.   If this is correct,
please clarify in future filings. Also, confirm that the $8,604 reinvestment of equity represents a cash transaction and thus is appropriately reflected in your statement of cash flows.

Note 3 - Significant Accounting Policies - Intangibles, page 68

7.  	In future filings, provide the additional disclosures:

* Clarify that you test your trademarks and tradenames for
impairment
separately from goodwill in accordance with paragraph 17 of SFAS
142
and EITF 02-7.
* Disclose the method(s) you use to determine the fair value of your trademarks and tradenames. Include a discussion herein, or within your critical accounting policies section, of the material assumptions used and the sensitivity of those assumptions.
* If the estimated fair value and carrying value for any of your indefinite-lived intangible assets are not materially different, disclose this fact including the amount at risk.
* Disclose how you determined your trademarks and tradenames have indefinite lives in accordance with paragraph 11 and Appendix A of SFAS 142.

Note 3 - Significant Accounting Policies - Financing Program
Revenue
and Sales of Accounts Receivable and Notes Receivable, page 66

8.  	We note that you act as servicing agent for the notes
receivable
and accounts receivable you sell through your special-purpose bankruptcy remote entity. We however do not see any recognition of a related servicing asset or liability and the respective disclosures required by paragraphs 10a, 13 and 17e-g of SFAS 140. Please clarify whether or not you have recognized a service asset or liability and how you have complied with the requirements of SFAS 140.

Note 5 - Equipment Financing and Sales of Notes Receivable, page
78

9.  	You disclose amounts related to servicing fees and other net cash
flows received on retained interests. Clarify where these amounts are reflected in your income statement and to what the "other net cash flows received on retained interests" relate.

Note 7 - Goodwill and Other Intangibles, page 83

10.  	We note you recorded a reduction in the value of the
Ajax
trademark of $1.7 million as of December 31, 2005. We further note that you recorded an additional $1.4 million impairment during the first quarter of 2006. Tell us supplementally and revise your disclosures in future filings to the reasons for these impairment charges. Discuss the specific facts and circumstances in each period that resulted in the need to record an impairment charge. Clarify why there was no specific, prior disclosure regarding a material uncertainty over the recoverability of this trademark. Refer also to the requirements of paragraphs 46a and 46d of SFAS 142.

11.  	In future filings, please comply with the goodwill
disclosure requirements of paragraphs 51b and 52c of SFAS 141.



Note 17 - Related Party Transactions, page 98

ALH Stock Option Plan, page 98

12.  	We note that, in connection with the Acquisition, ALH
established a stock option plan and granted 130,000 of its stock options to certain members of management, with 40% of such stock options being performance options. Tell us supplementally and revise future filings to clarify how you determined the fair value of both pools of options as well as how you account for these options. Specifically address how you took into account the fair value of your equity interests as determined by the Acquisition. Tell us what consideration you gave to identifying your valuation of, and accounting for, these stock options as a critical accounting policy.

Pre-Acquisition Executive Purchase Agreements, page 99

13.  	Tell us supplementally and revise future filings as
appropriate to provide clarification on how you determined the fair value of these units. Specifically address how you took into account the fair value of your equity interests as determined by the Acquisition.

Form 10-Q for the quarter ended June 30, 2006

Note 14. Subsequent Events, page 18

14.  	We note you filed an Item 2.01 Form 8-K filed May 24,
2006
for the acquisition of LSG. As indicated in Item 9.01 of Form 8-K, we assume that since you have not indicated your intention to provide the financial statements of LSG nor have you filed such financial statements within the 71 day grace period, you have concluded that the
LSG commercial laundry division operations is not significant under
Rule 3-05 of Regulation S-X. Please provide to us these significance tests to support your conclusion.











*    *    *    *

      Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

      To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Jenn Do, Staff Accountant, at (202) 551-3743, Jeanne K. Baker, Assistant Chief Accountant at (202) 551-3691 or me at
(202) 551-3255 if you have questions regarding comments on the financial statements and related matters.

								Sincerely,


								Nili Shah
Branch Chief
Mr. Bruce P. Rounds
Alliance Laundry Systems LLC, Alliance Laundry Corporation and
Alliance Laundry Holdings LLC
October 11, 2006
Page 6



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE